UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 1, 2019

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2017 (AUDITED) AND DECEMBER 31, 2018 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2017 (AUDITED) AND DECEMBER 31, 2018 (UNAUDITED)

S/      =   Peruvian Sol
US$  =   United States dollar

Condensed Interim Consolidated Statement of Financial Position

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	December 31,			December 31,	December 31,
	Note	2017	2018		Note	2017	2018

Current assets				Current liabilities
Cash and cash equivalents	8	626,180	797,864	Borrowings	12	1,056,764	759,803
Financial asset at fair value through profit or loss		181	-	Bonds	13	36,655	39,167
Trade accounts receivables, net		992,724	752,976	Trade accounts payable		1,453,046	1,184,697
Unbilled work in progress, net		584,753	387,766	Accounts payable to related parties	9	55,174	56,898
Accounts receivable from related parties	9	100,752	36,386	Current income tax		85,543	26,192
Other accounts receivable		765,445	627,201	Other accounts payable		848,500	656,268
Inventories, net		770,711	518,046	Provisions	14	13,503	7,290
Prepaid expenses		33,478	16,562	Total current liabilities		3,549,185	2,730,315
		3,874,224	3,136,801
				Non-current liabilities
Non-current assets classified as held for sale		17,722	-	Borrowings	12	633,299	514,679
				Long-term bonds	13	910,912	897,875
Total current assets		3,891,946	3,136,801	Other long-term accounts payable		852,473	626,154
				Long-term accounts payable to related parties	9	25,954	22,375
Non-current assets				Provisions	14	33,914	106,347
Long-term trade accounts receivable, net		848,590	1,080,796	Derivative financial instruments		383	61
Long-term unbilled work in progress, net		87,410	32,212	Deferred income tax liability		72,472	77,997
Long-term accounts receivable from related parties	9	773,930	778,662	Total non-current liabilities		2,529,407	2,245,488
Prepaid expenses		38,082	33,696	Total liabilities		6,078,592	4,975,803
Other long-term accounts receivable		470,852	305,428
Investments in associates and joint ventures	10	268,671	258,644	Equity
Investment property		45,687	29,133	Capital	15	660,054	729,434
Property, plant and equipment, net	11	865,735	503,584	Legal reserve		132,011	132,011
Intangible assets, net	11	940,070	866,900	Optional reserve		29,974	29,974
Deferred income tax asset		436,697	447,452	Share Premium		881,795	940,435
Total non-current assets		4,775,724	4,336,507	Other reserves		(169,671)	(167,716)
				Retained earnings		589,167	438,352
				Equity attributable to controlling interest in the Company		2,123,330	2,102,490
				Non-controlling interest		465,748	395,015
				Total equity		2,589,078	2,497,505
Total assets		8,667,670	7,473,308	Total liabilities and equity		8,667,670	7,473,308

Condensed Interim Consolidated Income Statement

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2017	2018

Revenues from construction activities		2,213,529	1,960,784
Revenues from services provided		1,144,979	1,088,142
Revenue from real estate and sale of goods		938,951	1,151,983
		4,297,459	4,200,909

Cost of construction activities		(2,105,714)	(1,922,574)
Cost of services provided		(926,595)	(911,849)
Cost of real estate and goods sold		(717,441)	(660,363)
	16	(3,749,750)	(3,494,786)
Gross profit		547,709	706,123

Administrative expenses	16	(349,263)	(307,530)
Other income and expenses		(33,704)	(58,972)
Gain from the sale of investments		34,545	(7)
Operating profit		199,287	339,614

Financial expenses		(161,532)	(250,461)
Financial income		14,007	43,157
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		124	(3,709)
Profit before income tax		51,886	128,601
Income tax		(46,159)	(107,281)
Profit (loss) for the year from continuing operations	17	5,727	21,320

Profit for the year from discontinued operations		203,511	44,404
Profit (loss) for the period		209,238	65,724

Profit (loss) attributable to:
Owners of the Company		148,738	(74,222)
Non-controlling interest		60,500	139,946
		209,238	65,724

Earnings (loss) per share from continuing operations
attributable to owners of the Company during
the period		0.225	(0.111)

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

Condensed Interim Consolidated Statement of Comprehensive Income

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2017	2018

Profit (Loss) for the period		209,238	65,724
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(4,031)	20,995

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		482	119
Foreign currency translation adjustment, net of tax		(11,341)	10,693
Exchange difference from net investment in a foreign operation, net of tax		6,610	(8,100)
		(4,249)	2,712
Other comprenhensive income for the period, net of tax		(8,280)	23,707
Total comprehensive income for the period		200,958	89,431

Comprehensive income attributable to:
Owners of the Company		143,575	(55,678)
Non-controlling interest		57,383	145,109
		200,958	89,431

Comprehensive income attributable to owners of the Company:
Continuing operations		140,279	(87,072)
Discontinued operations		(1,036)	31,394
		143,575	(55,678)

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

Condensed Interim Consolidated Statement of changes in Equity

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2017 (AUDITED) AND 2018 (UNAUDITED)
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number				Premium
	of shares		Legal	Optional	for issuance	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Profit for the period	-	-	-	-	-	-	148,738	148,738	60,500	209,238
Cash flow hedge	-	-	-	-	-	458	-	458	24	482
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,948)	(2,948)	(1,083)	(4,031)
Foreign currency translation adjustment	-	-	-	-	-	(9,166)	-	(9,166)	(2,175)	(11,341)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	6,493	-	6,493	117	6,610
Comprehensive income of the period	-	-	-	-	-	(2,215)	145,790	143,575	57,383	200,958
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(59,677)	(59,677)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(33,197)	(33,197)
- Additional acquisition of non-controlling	-	-	-	-	(669)	-	-	(669)	(273)	(942)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(669)	-	-	(669)	(100,948)	(101,617)
Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
Profit (loss) for the period	-	-	-	-	-	-	(74,222)	(74,222)	139,946	65,724
Cash flow hedge	-	-	-	-	-	113	-	113	6	119
Adjustment for actuarial gains and losses	-	-	-	-	-	-	16,589	16,589	4,406	20,995
Foreign currency translation adjustment	-	-	-	-	-	9,787	-	9,787	906	10,693
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(7,945)	-	(7,945)	(155)	(8,100)
Comprehensive income of the period	-	-	-	-	-	1,955	(57,633)	(55,678)	145,109	89,431
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(102,773)	(102,773)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(84,457)	(84,457)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- IFRS adoption	-	-	-	-	-	-	(52,974)	(52,974)	(959)	(53,933)
- Capital Increase	69,380	69,380	-	-	68,223	-	-	137,603	-	137,603
- Deconsolidation CAM Holding S.p.A.	-	-	-	-	-	-	(42,878)	(42,878)	5,614	(37,264)
- Deconsolidation CAM Servicios del Perú	-	-	-	-	-	-	-	-	181	181
- Deconsolidation Stracon GyM	-	-	-	-	-	-	-	-	(29,412)	(29,412)
- Others	-	-	-	-	-	-	2,670	2,670	14	2,684
Total transactions with shareholders	69,380	69,380	-	-	58,640	-	(93,182)	34,838	(215,842)	(181,004)
Balances as of December 31, 2018	729,434	729,434	132,011	29,974	940,435	(167,716)	438,352	2,102,490	395,015	2,497,505

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

Condensed Interim Consolidated Statement of Cash Flows

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year
		ended December 31,
	Note	2017	2018

OPERATING ACTIVITIES
Loss before income tax		332,275	173,005
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		199,794	125,419
Amortization of other assets		86,557	111,075
Impairment of inventories		40,908	-
Impairment of accounts receivable and other accounts receivable		19,109	52,430
Reversal of impairment of inventories		-	(26,865)
Impairment of property, plant and equipment		14,680	5,664
Impairment of intangible assets		49,609	-
Indemnification		3,220	-
Profit on fair value of financial asset at fair value through profit or loss		(34)	-
Change in the fair value of the liability for put option		(1,400)	-
Other Provisions	14	9,510	75,369
Financial expense,net		138,016	183,767
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	10	(1,327)	3,709
Reversal of provisions	14	(1,044)	(3,282)
Disposal of assets		5,438	22,390
Disposal of investments at fair value through profit or loss		106	-
(Profit) loss on sale of property, plant and equipment		(26,883)	7,062
Loss on sale of non-current asset held for sale		45	-
(Profit) loss on sale from available-for-sale financial assets		(25,768)	1,529
Profit on sale of investments in subsidiaries		(244,313)	(73,642)
Loss on remeasurement of accounts receivable		15,807	17,825
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(178,259)	(289,789)
Other accounts receivable		33,196	215,921
Other accounts receivable from related parties		(245,688)	26,679
Inventories		279,867	200,447
Pre-paid expenses and other assets		(6,494)	16,208
Trade accounts payable		463,401	11,331
Other accounts payable		(62,280)	(284,835)
Other accounts payable to related parties		(66,819)	92,293
Other provisions		(1,680)	(6,644)
Interest payment		(173,662)	(198,878)
Payments for purchases of intangibles - Concessions		(20,178)	(6,944)
Payment of income tax		(144,545)	(175,864)
Net cash provided by operating activities		491,164	275,380

INVESTING ACTIVITIES
Sale of available-for-sale investment		391,786	229,045
Sale of property, plant and equipment		127,221	31,895
Sale of financial asset at fair value through profit or loss		98	-
Sale of non-current assets held for sale		43,367	16,244
Interest received		6,992	38,020
Dividends received		3,758	1,823
Payment for purchase of investments properties		(1,183)	(209)
Payments for intangible purchase		(97,112)	(93,737)
Payments for purchase and contributions on investment in associate and joint ventures		(2,116)	(3,770)
Payments for property, plant and equipment purchase		(123,941)	(80,822)
Net cash provided by investing activities		348,870	138,489

FINANCING ACTIVITIES
Loans received		1,406,717	1,018,623
Amortization of loans received		(2,044,256)	(1,265,920)
Amortization of bonds issued		(39,151)	(28,914)
Payment for transaction costs for debt		(31,286)	-
Dividends paid to non-controlling interest		(43,942)	(102,773)
Cash received (return of contributions )from non-controlling shareholders		(33,197)	(59,068)
Capital increase		-	137,603
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(942)	389
Net cash applied to financing activities		(786,057)	(300,060)
Net increase (net decrease) in cash		53,977	113,809
Exchange difference		(34,867)	57,756
Cash and cash equivalents at the beginning of the period		606,950	626,180
Cash and cash equivalents at the end of the period	8	626,060	797,745

NON-CASH TRANSACTIONS:
Debt capitalization		26,015	3,361
Acquisition of assets through finance leases		48,507	2,365
Accounts payable to the non-controlling interest for purchase of investments		-	14,022
Contribution in inventories		-	25,389
Dividends declared to non-controlling interest		15,735	-

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31 2017 (AUDITED) AND DECEMBER 31, 2018 (UNAUDITED)

1.       GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter “the Company”) is the parent of the Graña y Montero Group (hereinafter “the Group”) and it is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management and office operating leasing to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

b)	Authorization for issue of the financial statements

These condensed interim consolidated financial statements for the year ended December 31, 2018 were authorized preliminary by the Chief Financial Officer on February 1, 2019.

c)	Current situation of the Company

1)	Projects conducted in association with companies of the Odebrecht Group

Our company and one of its subsidiaries participated as minority partners in certain entities that developed six infrastructure projects in Peru with companies belonging to the group Odebrecht (from now on Odebrecht). In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted the commission of corrupt acts in connection with two of these projects (tranches 2 and 3 of the Interoceánica Sur highway (“IIRSA Sur”) and the project to construct the Lima metro (Electric Train). As a consequence of this agreement, the Peruvian authorities opened investigations.

i)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor's Office included the former Chairman of the Board of Directors, for collusion; a former Director, and a former executive of the Company, for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. were incorporated as subjects investigated in the case described above. The companies appealed this decision and later the Superior Court ruled in favor of the companies.

In addition, Graña y Montero S.A.A. and GyM S.A. have been incorporated as civilly liable third parties in this case which means that in the course of the process the court will assess whether these entities are obligated to compensate the Peruvian government for damages suffered as a result of the facts under investigation.

ii)	Electric Train

GyM S.A. has been incorporated as a civilly liable third party in the case related to the project to construct the electric train.

2)	The Constructor´s Club

On July 11, 2017, the Commission for Free Competition (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Constructor´s Club, Throughout the investigation, GyM S.A., has provided to the Indecopi with all the information requested.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. GyM S.A. has been incorporated in the criminal proceedings as civilly liable third party.

3)	Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in sub sections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian State;
•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
•	The implementation of a compliance program; and
•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations and has reached an agreement in principal with the Government with respect to the terms and conditions that will govern the trust that will secure its contingent obligations for an amount confirmed by authorities of approximately US$ 24 million.

On the other hand, based on the standards indicated and their guidelines, management has estimated that the value of the contingency for the cases described above should not exceed US $ 45.8 million..

In case the Club case is deemed incorporated within the scope of the referenced law, then the value of the assets assigned to the trust would need to be increased by approximately US$ 3 million and the potential contingency would increase by approximately US$ 3.1 million.

4)	Independent Investigation related to businesses with Odebrecht Group.

On January 9, 2017, the Board of Directors approved a plan to conduct an internal investigation related to six projects executed in association with Odebrecht.

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The investigation was conducted by outside counselor reported to the Risk, Compliance and Sustainability Committee.

The independent investigation concluded on November 2, 2017 and found no evidence for determining that the Group or any of its former  or current directors or executives had intentionally or knowingly participated in acts of corruption related to the six projects developed in association with Odebrecht.

2.        BASIS OF PREPARATION

These interim condensed consolidated unaudited financial statements for the period ended December 31, 2018 have been prepared in accordance with IAS 34 "Consolidated interim financial information" (IAS 34). The interim condensed consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.        SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2017, except for the new international financial information regulations (IFRS) adopted as of January 1, 2018 described below:

IFRS 15 "Revenue from Ordinary Activities Resulting from Contracts with Customers" –

IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Income and related interpretations and applies to all income arising from contracts with customers, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for the income derived from contracts with customers. Under IFRS 15, income is recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to judge, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their clients. The standard also specifies the accounting for incremental costs related to obtaining a contract and costs directly related to the fulfillment of a contract.

The Group adopted IFRS 15 using the modified retroactive application method, according to which the cumulative effect resulting from applying this new standard is presented by adjusting the initial balance of accumulated results (January 1). 2018, and has modified its accounting policy in relation to: 1) Engineering and Construction Segment.- in the case of contracts with customers, has incorporated controls to identify different performance obligations, if applicable, in the percentage of completion and margin of contract, as well as additional services; 2) Real Estate Segment.- In the case of real estate sales contracts, the processes were reviewed in relation to the identification of the different agreed performance obligations, mainly in the contracts that include the sale of common areas.

IFRS 9 “Financial Instruments”

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, which brings together the three aspects of accounting for financial instruments: classification and measurement; deterioration; and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018. There has been no impact on cash flows or earnings per share as a result of the adoption of IFRS

a)	Classification and measurement of financial assets

Except for certain commercial accounts receivable, according to IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, transaction costs. According to IFRS 9, financial debt instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income. The classification is based on two criteria: the Group's business model for managing the assets; and if the contractual cash flows of the instruments represent "only capital and interest payments" on the outstanding principal amount.

The loans, as well as the commercial debtors, are maintained to receive the contractual cash flows and are expected to represent cash flows that represent only principal and interest payments. The Group analyzed the cash flow characteristics of these instruments and concluded that they meet the criteria to be valued at amortized cost in accordance with IFRS 9. Consequently, the reclassification of these instruments was not required.

b)	Deterioration

IFRS 9 replaces the model of incurred losses presented in IAS 39 to an expected credit loss model (PCE). This model requires that the Group record the expected credit losses of all its debt securities, loans and other debtors, applying an approach ("general approach") by which it must recognize, initially and subsequently, the PCE estimated only by the following twelve months, unless there is a significant deterioration in the credit risk of the counterparty, in which case recognition of the PCE will be required for the entire life of the instrument.

c)	Hedge accounting treatment

The Group has determined that all hedge transactions that are currently designated as effective hedges will continue to qualify as such under IFRS 9. The Group has decided that it will not retrospectively apply IFRS 9 for hedge transactions so designated under the scope of the NIC. 39. IFRS 9 does not modify the essential principles of the recognition of effective hedges.

Standards and interpretations published, but not yet valid

IFRS 16 "Leases"

IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosures regarding leases. It requires that all leases be recognized under a model similar to the one applied in the recognition of financial leases contained in IAS 17. The rule excludes from its application the tenants that are part of short-term leases and those in which the value of the underlying asset is insignificant. Its adoption is required for those annual periods beginning on or after January 1, 2019. Early adoption is permitted only in conjunction with the adoption of IFRS 15. The Group has begun its assessment of the impact of adopting the IFRS 16 in its consolidated financial statements with the identification, collection and analysis of the current lease agreements.

4.        FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1      Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i.     Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of September 30, 2018, and December 31, 2017, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.    Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.   Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. That has been fulfilled, managing to reduce these obligations in an important way.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total

At December 31, 2017
Other financial liabilities (except for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728

Trade accounts payable	1,453,046	-	-	-	1,453,046
Accounts payable to related parties	55,174	25,954	-	-	81,128
Other accounts payable	153,498	34,527	371,976	-	560,001
Other non-financial liabilities	-	383	-	-	383
	2,847,828	588,640	1,039,600	1,273,285	5,749,353

At December 31, 2018
Other financial liabilities (except for finance leases)	746,306	411,203	129,233	41,577	1,328,319
Finance leases	19,141	7,783	14,162	-	41,086
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payable	1,184,697	-	-	-	1,184,697
Accounts payable to related parties	56,898	22,375	-	-	79,273
Other accounts payable	215,469	4,261	340,323	-	560,053
Other non-financial liabilities	-	61	-	-	61
	2,333,591	598,970	839,385	1,215,981	4,987,927

4.2      Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2017 and 2018, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At December 31, 2017	At December 31, 2018
Total borrowings and bonds	2,637,630	2,211,524
Less: Cash and cash equivalents	(626,180)	(797,864)
Net debt	2,011,450	1,413,660
Total equity	2,589,078	2,497,505
Total capital	4,600,528	3,911,165

Gearing ratio	0.44	0.36

4.3      Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest- rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5.        CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017.

6.        SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.       SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

(All the amounts are expressed in thousand of S/. unless otherwise stated)

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	21,904	3,632	-	626,180
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	-	181
Trade accounts receivables	368,303	64,364	128,124	108,706	604	45,897	274,103	419	2,204	992,724
Work in progress	578,723	-	-	-	-	-	-	6,030	-	584,753
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	9,947	66,059	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	38,527	12,742	-	765,445
Inventories	46,499	15,093	8,685	19,457	-	643,882	45,512	190	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,037	757	-	33,478
Non-current assets classified as held for sale	17,722	-	-	-	-	-	-	-	-	17,722
Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	404,030	89,829	(358,841)	3,891,946

Long-term trade accounts receivable	-	-	14,747	793,991	-	-	39,852	-	-	848,590
Long-term work in progress	58,997	-	28,413	-	-	-	-	-	-	87,410
Long-term accounts receivable from related parties	258,479	-	27,660	-	-	-	474	636,941	(149,624)	773,930
Prepaid expenses	-	-	24,585	13,115	892	-	-	-	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	1,712	56,696	-	470,852
Investments in associates and joint ventures	111,513	7,344	-	-	-	1	10,113	2,206,230	(2,066,530)	268,671
Investment property	-	-	-	-	-	45,687	-	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	100,936	70,627	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	-	1,022	47,332	24,031	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	-	-	10,316	46,470	192,088	6,032	436,697
Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	246,889	3,186,613	(2,216,959)	4,775,724
Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670
Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	139,821	113,412	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	-	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	189,553	36,412	(939)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	14,428	88,546	(347,770)	55,174
Current income tax	29,379	1,282	1,122	-	161	45,299	8,300	-	-	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	109,904	73,992	-	848,500
Provisions	6,682	5,204	-	-	-	20	1,597	-	-	13,503
Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	463,603	312,362	(348,709)	3,549,185

Borrowings	127,773	101,549	1,945	-	-	12,010	26,458	363,564	-	633,299
Long-term bonds	-	-	319,549	591,363	-	-	-	-	-	910,912
Other long-term accounts payable	379,043	-	52,349	349,987	158	32,058	36,409	2,469	-	852,473
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	30,739	32,102	(154,497)	25,954
Provisions	8,587	16,707	-	-	-	-	3,365	5,255	-	33,914
Derivative financial instruments	-	383	-	-	-	-	-	-	-	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	-	7,277	-	-	72,472
Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	104,248	403,390	(154,497)	2,529,407
Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	567,851	715,752	(503,206)	6,078,592
Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	82,100	2,547,328	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	-	349,566	968	13,362	(131,752)	465,748
Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670

(All the amounts are expressed in thousand of S/. unless otherwise stated)

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2018
Assets.-
Cash and cash equivalent	172,527	34,816	164,038	191,178	6,700	93,262	7,487	127,856	-	797,864
Trade accounts receivables	218,226	54,350	78,013	226,919	598	69,068	104,734	1,068	-	752,976
Work in progress	385,626	-	-	-	-	-	-	2,140	-	387,766
Accounts receivable from related parties	208,535	492	40,820	758	9,930	60,759	20,529	77,779	(383,216)	36,386
Other accounts receivable	404,625	39,954	32,914	31,012	199	55,508	21,662	41,325	2	627,201
Inventories	27,852	18,823	9,206	25,282	-	448,328	3,999	-	(15,444)	518,046
Prepaid expenses	3,824	1,345	3,068	874	135	81	6,014	1,221	-	16,562
Total current assets	1,421,215	149,780	328,059	476,023	17,562	727,006	164,425	251,389	(398,658)	3,136,801

Long-term trade accounts receivable	14,455	-	33,380	994,815	-	-	38,146	-	-	1,080,796
Long-term work in progress	-	-	32,212	-	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	436	744,655	(260,430)	778,662
Prepaid expenses	-	-	28,216	5,152	840	-	-	-	(512)	33,696
Other long-term accounts receivable	81,005	61,868	7,056	64,817	7,346	30,268	12,664	40,404	-	305,428
Investments in associates and joint ventures	115,554	7,231	-	-	-	5,604	-	2,231,252	(2,100,997)	258,644
Investment property	-	-	-	-	-	29,133	-	-	-	29,133
Property, plant and equipment	205,678	171,430	14,585	1,586	109	9,237	33,030	69,088	(1,159)	503,584
Intangible assets	160,088	183,614	466,153	749	-	1,105	20,955	23,514	10,722	866,900
Deferred income tax asset	168,151	5,025	11,876	-	621	17,127	21,502	216,856	6,294	447,452
Total non-current assets	999,591	429,168	632,819	1,067,119	8,916	92,474	126,733	3,325,769	(2,346,082)	4,336,507
Total assets	2,420,806	578,948	960,878	1,543,142	26,478	819,480	291,158	3,577,158	(2,744,740)	7,473,308
Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	71,453	71,368	-	759,803
Bonds	-	-	25,745	13,422	-	-	-	-	-	39,167
Trade accounts payable	777,130	49,668	61,233	104,652	121	31,173	105,585	55,135	-	1,184,697
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	-	96,706	(367,590)	56,898
Current income tax	5,898	2,797	1,398	10,273	226	4,219	1,381	-	-	26,192
Other accounts payable	390,840	13,147	72,823	11,676	631	106,286	25,200	35,665	-	656,268
Provisions	521	5,412	-	-	-	264	1,093	-	-	7,290
Total current liabilities	1,586,149	99,578	222,682	414,742	1,036	310,132	204,712	258,874	(367,590)	2,730,315

Borrowings	9,314	87,166	556	-	-	10,684	357	406,602	-	514,679
Long-term bonds	-	-	299,637	598,238	-	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	189,007	1,656	26,470	17,793	2,605	-	626,154
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,446	-	597	183,227	(276,149)	22,375
Provisions	32,122	20,234	-	-	-	-	-	53,991	-	106,347
Derivative financial instruments	-	61	-	-	-	-	-	-	-	61
Deferred income tax liability	5,565	24,541	7,010	35,101	-	-	5,200	580	-	77,997
Total non-current liabilities	413,027	132,002	339,847	903,553	25,102	37,154	23,947	647,005	(276,149)	2,245,488
Total liabilities	1,999,176	231,580	562,529	1,318,295	26,138	347,286	228,659	905,879	(643,739)	4,975,803
Equity attributable to controlling interest in the Company	349,515	323,944	332,406	168,635	340	193,483	62,497	2,658,209	(1,986,539)	2,102,490
Non-controlling interest	72,115	23,424	65,943	56,212	-	278,711	2	13,070	(114,462)	395,015
Total liabilities and equity	2,420,806	578,948	960,878	1,543,142	26,478	819,480	291,158	3,577,158	(2,744,740)	7,473,308

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company operations	Eliminations	Consolidated
Year 2017 -

Revenue	2,331,328	436,876	642,127	365,771	3,152	647,535	284,154	70,049	(483,533)	4,297,459
Gross profit (loss)	177,386	71,825	139,196	48,696	445	147,384	44,364	(37,772)	(43,815)	547,709
Administrative expenses	(182,207)	(15,854)	(32,453)	(15,279)	(317)	(21,189)	(33,525)	(100,687)	52,248	(349,263)
Other income and expenses	(46,446)	5,138	1,061	5	-	(3,700)	(834)	10,512	560	(33,704)
Gain from the sale of investments	-	-	-	-	-	49,002	-	(18,672)	4,215	34,545
Operating profit (loss)	(51,267)	61,109	107,804	33,422	128	171,497	10,005	(146,619)	13,208	199,287
Financial expenses	(46,655)	(13,423)	(6,892)	(8,000)	(50)	(21,918)	(11,726)	(80,339)	27,471	(161,532)
Financial income	8,490	1,965	3,257	3,606	26	3,570	2,772	32,924	(42,603)	14,007
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	30,633	1,584	-	-	-	455	-	142,594	(175,142)	124
Profit (loss) before income tax	(58,799)	51,235	104,169	29,028	104	153,604	1,051	(51,440)	(177,066)	51,886
Income tax	877	(13,151)	(32,290)	(9,544)	(228)	(35,899)	(269)	44,446	(101)	(46,159)
Profit (loss) from continuing operations	(57,922)	38,084	71,879	19,484	(124)	117,705	782	(6,994)	(177,167)	5,727
Profit from discontinued operations	70,318	-	-	-	-	-	(26,447)	150,111	9,529	203,511
Profit (loss) for the period	12,396	38,084	71,879	19,484	(124)	117,705	(25,665)	143,117	(167,638)	209,238

Profit (loss) attributable to:

Owners of the Company	12,076	33,714	55,620	14,613	(124)	48,649	(18,094)	143,278	(140,994)	148,738
Non-controlling interest	320	4,370	16,259	4,871	-	69,056	(7,571)	(161)	(26,644)	60,500
	12,396	38,084	71,879	19,484	(124)	117,705	(25,665)	143,117	(167,638)	209,238

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company operations	Eliminations	Consolidated
Year 2018 -

Revenue	1,960,863	560,506	733,149	586,012	3,270	630,130	305,502	62,098	(640,621)	4,200,909
Gross profit (loss)	74,374	120,360	107,092	122,250	592	287,959	39,815	(27,853)	(18,466)	706,123
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(296)	(50,730)	(35,043)	(59,804)	42,940	(307,530)
Other income and expenses	(12,630)	1,243	(11)	31	-	(1,971)	(4,093)	(40,902)	(639)	(58,972)
Gain from the sale of investments	-7	-	-	-	-	-	-	-	-	(7)
Operating profit (loss)	(74,329)	100,705	71,455	110,274	296	235,258	679	(128,559)	23,835	339,614
Financial expenses	(78,879)	(15,631)	(28,762)	(19,000)	-	(14,700)	(18,719)	(113,674)	38,904	(250,461)
Financial income	15,122	4,593	4,631	28,222	559	6,397	1,064	38,160	(55,591)	43,157
Dividends	-	-	-	-	-	-	-	8,344	(8,344)	-
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	11,366	1,608	-	-	-	(10)	-	99,516	(116,189)	(3,709)
(Loss)/profit before income tax	(126,720)	91,275	47,324	119,496	855	226,945	(16,976)	(96,213)	(117,385)	128,601
Income tax	15,888	(26,275)	(15,737)	(36,326)	(517)	(69,165)	6,577	19,092	(818)	(107,281)
(Loss)/Profit from continuing operations	(110,832)	65,000	31,587	83,170	338	157,780	(10,399)	(77,121)	(118,203)	21,320
Profit from discontinued operations	44,096	-	-	-	-	-	4,693	(1,085)	(3,300)	44,404
(Loss)/profit for the period	(66,736)	65,000	31,587	83,170	338	157,780	(5,706)	(78,206)	(121,503)	65,724

Profit (loss) attributable to:

Owners of the Company	(68,520)	59,866	26,732	62,378	338	28,921	1,169	(77,879)	(107,227)	(74,222)
Non-controlling interest	1,784	5,134	4,855	20,792	-	128,859	(6,875)	(327)	(14,276)	139,946
	(66,736)	65,000	31,587	83,170	338	157,780	(5,706)	(78,206)	(121,503)	65,724

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.        CASH AND CASH EQUIVALENTS

	At	At
	December 31,	December 31,
	2017	2018
Cash on hand	16,468	1,180
In-transit remittances	2,798	3,566
Bank accounts	493,666	754,705
Time deposits	113,248	38,413
	626,180	797,864

Reconciliation to the cash flow statement
The above figures reconcile to the amount of cash shown in the statement of cash flows.

	At December 31, 2017	At December 31, 2018
Cash and cash equivalent	626,180	797,864
Bank overdrafts (Note 12)	(120)	(119)
Balances of the statement of cash flows	626,060	797,745

9.       TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	At	At
	December 31,	December 31,
Revenue from sales of goods and services:	2017	2018
- Associates	3,367	1,704
- Joint operations	18,138	56,560
	21,505	58,264

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b)	Balances of transactions with related parties

	At December 31, 2017		At December 31, 2018
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations:
Consorcio GyM Conciviles	43,435	-	1,855	-
Consorcio Rio Urubamba	8,964	-	9,122	-
Consorcio Peruano de Conservación	7,417	-	6,417	-
Consorcio Vial Quinua	-	2,162	-	1,970
Consorcio Italo Peruano	14,536	18,849	3,322	4,996
Consorcio La Gloria	1,688	1,358	1,369	1,006
Terminales del Perú	3,290	-	459	-
Consorcio Rio Mantaro	1,134	763	-	6,655
Consorcio Vial Sierra	2,355	1,854	-	-
Consorcio Constructor Chavimochic	1,959	5,817	2,138	6,199
Consorcio Energía y Vapor	-	72	-	-
Consorcio Ermitaño	1,067	6	781	624
Consorcio Menegua	39	-	38	-
Consorcio para la Atención y Mant. de Ductos	-	12,074	-	-
Consorcio Huacho Pativilca	-	2,377	-	475
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	-	-	11,804
Other minors	12,182	6,973	10,660	8,810
	98,066	52,305	36,161	42,539

Other related parties:
Gaseoducto Sur Peruano S.A	2,407	-	-	-
Perú Piping Spools S.A.C.	279	185	225	-
Ferrovías Argentina	-	2,684	-	10,242
Other minors	-	-	-	4,117
	2,686	2,869	225	14,359
Current portion	100,752	55,174	36,386	56,898

Non-current portion:
Gasoducto Sur Peruano S.A	773,930	-	773,927	-
Ferrovías Participaciones	-	21,648	-	22,375
Other minors	-	4,306	4,735	-
Non-current portion	773,930	25,954	778,662	22,375

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These balances are non-interest-bearing, and during 2018 do not require a provision for impairment.

Current accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.      INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended December 31, 2017 and 2018 is as follows:

	At	At
	December 31,	December 31,
	2017	2018

Opening balance	389,759	268,671
Contributions received	2,116	5,616
Dividends received	(4,017)	(1,823)
Equity interest in results	1,327	(3,709)
Decrease in capital	(111)	(30)
Sale of Investment)	(120,779)	-
Investment disposals	-	(10,112)
Translation adjustment in foreign currency	376	31
Closing balance	268,671	258,644

-
In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

-
On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

-
In June 2018, the subsidiary Viva GyM S.A. signed a partnership agreement with the company OBRATRES S.A.C, percentage of interest 37.5%, to develop a real estate project located at Calle Tacna 544 in Barranco, the project will consist of 31 departments, 52 parking lots and 24 warehouses.

-
The decline in Investments is due to the joint venture Sistemas SEC S.A. from our indirect subsidiary CAM Chile SA that was sold to the ENGIE group, a French international company that operates in the fields of energy and services of various types.

11.      PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31, 2017 and 2018, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2017	1,113,599	960,286

Additions	172,448	143,305
Subsidiary deconsolidation	(83,441)	(23,666)
Transfers, disposals and adjustments	(39,049)	(53,298)
Deductions for sale of assets	(100,338)	-
Depreciation, amortization	(197,484)	(86,557)
Net cost at December 31, 2017	865,735	940,070

Net cost at January 1, 2018	865,735	940,070

Additions	83,187	100,681
Subsidiary deconsolidation	(259,127)	(51,180)
Transfers, disposals and adjustments	(24,154)	(14,957)
Deductions for sale of assets	(38,957)	-
Depreciation, amortization	(123,100)	(111,075)
Net cost at December 31, 2018	503,584	866,900

a)	Property, plant and equipment

As of December 31, 2017 and 2018, additions to property, plant and equipment comprise acquisition of machinery and equipment intended for the Group’s operations.

Depreciation of fixed assets and investment properties for the period is broken down in the statement of income as follows:
Depreciation of fixed assets and investment properties for the year is broken down

	2017	2018

Cost of services and goods	115,210	91,249
Administrative expenses	7,464	6,600
(+) Depreciation discontinued operation	77,120	27,570
Total depreciation of property, plant and equipment and investment property	199,794	125,419
(-) Depreciation of investment property	(2,310)	(2,319)
Total depreciation of property, plant and equipment	197,484	123,100

b)	Intangible assets

As of December 31, 2017 and 2018, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

i)	Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At	At
	December 31,	December 31,
	2017	2018

Engineering and construction	75,051	71,621
Electromechanical	20,737	20,737
Telecommunications services	6,720	-
IT equipment and services	930	930
Mining and construction services	13,366	-
	116,804	93,288

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As of December 31, 2018 same criteria used  as those applied in the impairment test at December 31, 2017 that concluded there was no impairment in the CGU.

12.      BORROWINGS

This item comprises:

	Total	Total	Current	Current	Non-current	Non-current
	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2017	2018	2017	2018

Bank overdrafts (Note 8)	120	119	120	119	-	-
Bank loans	1,561,634	1,091,127	990,467	739,710	571,167	351,417
Finance leases	128,309	37,652	66,177	17,321	62,132	20,331
Other financial entities	-	145,584	-	2,653	-	142,931
	1,690,063	1,274,482	1,056,764	759,803	633,299	514,679

a)	Bank loans

As of December 31, 2017 and 2018, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 3.30% and 13.9% in 2017 and between 1.6% and 15.8% in 2018.

			Current	Current	Non-current	Non-current
			At	At	At	At
	Interest	Date of	December 31,	December 31,	December 31,	December 31,
	rate	maturity	2017	2018	2017	2018

Graña y Montero S.A.A.	Libor USD 3M + de 4.9% a 5.5%	2018 / 2020	113,412	68,712	363,564	263,671
GyM S.A.	1.60% / 8.73%	2018 / 2019	551,413	227,770	95,376	-
GyM Ferrovías	Libor USD 1M + de 2%	2019	-	209,463	-	-
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	157,592	129,617	-	2,102
CAM Holding S.A.	4.68% / 13.76%	2018	77,775	-	12,807	-
Adexus S.A.	5.90%	2018 / 2019	46,552	67,646	3,175	-
GMP S.A.	4.55% / 6.04%	2018 / 2020	42,911	22,587	96,245	85,644
CONCAR S.A.	6.50% / 17.75%	2019	812	13,915	-	-
			990,467	739,710	571,167	351,417

i)	Credit Suisse Syndicated Loan

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession.

As of December 31, 2018, the outstanding balance of the loan capital is US$37.5 million (equivalent to S/126.7 million, approx.).

As of the date of this report, the Company is in compliance with the covenants of the credit agreement.

ii)	GSP Bridge Loan

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan. The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year.

As of December 31, 2018, the outstanding balance of the loan capital is US$63.5 million (equivalent to S/214.5 million, approx.).

Although as of December 31, 2018, the company had breached some of its obligations under the credit agreement, it has requested a waiver. As of the date of this report, the waiver was granted.

b)	Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Perú") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Book value		Fair value
	At	At	At	At
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2017	2018

Bank overdrafts	120	119	120	119
Bank loans	1,561,634	1,091,127	1,627,000	1,211,272
Finance leases	128,309	37,652	141,040	51,750
Other financial entities	-	145,584	-	145,584
	1,690,063	1,274,482	1,768,160	1,408,725

As of December 31, 2018, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 2.4% and 8.9% (2.4% and 13.8%  in 2017) and are included as Level 2 in the level of measurement.

13.      BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2017	2018	2017	2018

GyM Ferrovías	603,657	611,660	12,294	13,422	591,363	598,238
Norvial	343,910	325,382	24,361	25,745	319,549	299,637
	947,567	937,042	36,655	39,167	910,912	897,875

a)	GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. Issuance costs amounted to S/22 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo and a guarantee scheme that includes mortgage on the concession of which GyM Ferrovías SA It is a concessionaire, security interest in the shares of GyM Ferrovías S.A., Assignment of the Collection Rights of the Administration Trust, a Flow Trust and Reserve Accounts for the Debt, Operation and Maintenance Service and the Capex in progress. As of December 31, 2018, an amortization has been made up to S/67.7 million (S/57.5 million as of December 31, 2017). As of December 31, 2018, the balance includes accrued interest payable and VAC adjustments for S/72.0 million (S/60.5 million as of December 31, 2017).

At December 31, 2017 and 2018 the account movement was as follows:

	2017	2018

Balance at January, 1	604,031	603,657
Amortization	(19,141)	(10,178)
Accrued interest	49,132	48,130
Interest paid	(30,365)	(29,949)
Balance at December, 31	603,657	611,660
As part of the structuring process of the bond, GyM Ferrovías S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a loan contract for Working Capital for an amount equivalent to US$80 million to partially finance the Expansion Project of the Line 1 of the Lima Metro. As of June 30, 2018, US$64 million has been disbursed.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At December 31, 2017 and 2018 the account movement was as follows:

	2017	2018

Balance at January, 1	363,684	343,910
Amortization	(20,010)	(18,736)
Accrued interest	2,987	24,170
Capitalized interest	26,011	3,361
Interest paid	(28,762)	(27,323)
Balance at December, 31	343,910	325,382

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

The fair value of both obligations as of December 31, 2018 amounts to S/1,037 million (as of December 31, 2017 amounts to S/1,040 million), is based on discounted cash flows using rates between 4.09% and 5.45% (between 4.49% and 6.63% as of December 31, 2017) and is within level 2 of the fair value hierarchy.

As of December 31, 2017 and 2018, the Company has complied with the covenants of both types of bonds.

14.      PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At	At
	December 31,	December 31,
	2017	2018

Current portion	13,503	7,290
Non-current portion	33,914	106,347
	47,417	113,637

The movement of this item as of December 31, 2017 and 2018 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	claims	acquisitions	closure	Total

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	9,510	-	-	9,510
Reversals of provisions	(235)	(809)	(412)	(1,456)
Payments	(1,680)	-	-	(1,680)
Translation adjustments	37	(67)	-	(30)
At December 31, 2017	23,364	7,249	16,804	47,417

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	75,369	-	3,578	78,947
Reversals of provisions	(2,984)	(298)	-	(3,282)
Deconsolidation of subsidiaries	(2,340)	-	-	(2,340)
Payments	(6,644)	-	-	(6,644)
Translation adjustments	(174)	(288)	-	(462)
At December 31, 2018	86,592	6,663	20,382	113,637

As of December 31, 2018, the Group registered the present value of the estimated provision of S/73.5 million corresponding to the legal contingency described in Note 1.c.3) according to accounting rules.

15.      CAPITAL

As of December 31, 2018, the capital of the company is represented by 729,434,192 shares of a nominal value of S / 1.00 each, of which 660'053,790 are registered in the Public Registries and 69'380,402 are in the process of formalization registration. As of December 31, 2017, the capital issued, authorized, subscribed and paid in accordance with the Company's bylaws and its amendments was represented by 660,053,790 common shares.

At December 31, 2017, a total of 259,302,745 shares were represented in ADS, equivalent to 51,860,549 ADSs at a rate of 5 shares per ADS; and a total of 207,931,660 shares were represented by ADS equivalent to 41,586,332 ADSs as of December 31, 2018.

16.      EXPENSES BY NATURE

For the period ended December 31, 2017 and 2018, this item comprises:

	Cost of
	goods	Administrative
At December 31, 2017	and services	expenses

Salaries, wages and fringe benefits	1,004,657	149,866
Services provided by third-parties	1,317,548	111,647
Purchase of goods	943,349	74
Other management charges	233,741	48,537
Depreciation	115,210	7,464
Amortization of intangibles	71,493	5,427
Taxes	7,486	7,822
Impairment of inventories	40,908	18,406
Impairment of accounts receivable	698	-
Impairment of property, plant and equipment	14,660	20
	3,749,750	349,263

At December 31, 2018
Salaries, wages and fringe benefits	901,167	127,015
Services provided by third-parties	1,139,615	102,376
Purchase of goods	698,681	-
Other management charges	375,169	43,533
Depreciation	91,249	6,601
Amortization of intangibles	100,381	7,293
Exploration expenses	4,126	-
Taxes	12,478	1,294
Deterioration	11,811	-
Variation of existences	164,234	19,418
	3,494,785	307,530

As of December 31, 2018, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories  for S/27.8 million, and recorded an impairment provision in accounts receivable for  S/19.4 million.

17.      INCOME TAX

These condensed interim consolidated financial statements for the period ended December 31, 2018, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31, 2018 is 83.42% (88.96% for the period ended December 31, 2017). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.      CONTINGENCIES, COMMITTMENTS AND GUARANTEES

In the opinion of management and its legal advisors, the provisions recorded mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 14).

a)	Tax contingencies

As of December 31, 2018, contingencies held by the Group are substantially the same as those existing as of December 31, 2017.

b)	Other contingencies

i)
Civil lawsuits, mainly related to compensation for damages, contract resolutions and claims for work accidents amounting to S/0.36 million (S/0.30 million correspond to GyM, and S/0.06 million correspond to Morelco).

ii)
Litigation proceedings amounting to S / 13.41 million (S / 9.64 million correspond to Consorcio Terminales and GMP, S / 2.67 correspond to GyM, S / 1.08 correspond to GyM Ferrovías, and the remaining S / 0.02 million correspond to Lomas - Real Estate).

iii)
Administrative processes amounting to S / 13.21 million (S / 8.13 million correspond to the Ductos del Sur Constructor Consortium, S / 1.25 million correspond to Graña y Montero SAA, S / 2.13 million correspond to GyM Ferrovías, S / 0.85 million correspond to Viva GyM, and the remaining S / 0.85 million correspond to GMP, Terminales del Perú, Toromocho Consortium and Canchaque Concession).

iv)
Labor processes amounting to S / 12.06 million (S /. 9.74 million correspond to GyM, its subsidiaries and consortiums, S / 0.69 million correspond to GMP, S / .33 million correspond to Vial y Vives - DSD, S /. 0.22 million correspond to Morelco, S / 0.50 million corresponds to the Huacho-Pativilca Consortium); and, S / 0.58 million correspond to Servisel.

v)
Two class actions have been filed ("securities class action") against the company and certain of our former employees in New York ("Eastern District of New York") during the first quarter of 2017. In both actions it is alleged that tendentious and false financial statements ("false and misleading statements") were presented during the period. In particular, it is alleged that the defendant did not disclose, among other things, that: a) the Company knew that its Odebrecht partner was involved in illegal activities; and that, b) the Company profited from such activities in violation of its own standards of corporate governance. All the parties have agreed to consolidate the legal action and appoint a single claimant, whose board will control this class action. On March 6, 2018, the Tribunal has appointed Treasure Finance Holding Corp. as representative of the plaintiffs. The company submited an exception, in which the Court will be required to declare the claim to be inadmissible because even assuming that the facts alleged in it were true, the plaintiffs would not have the right to sue. base that: (a) the omission to record the alleged illicit payments alleged by the plaintiffs would not have a significant impact on the company's financial statements even if they existed; (b) the evidence offered by the plaintiffs should be dismissed by the Court; and (c) the plaintiffs have not alleged that the defendants acted with intent to deceive and to benefit. The procedural incident is expected to be resolved in 2019. After this, the Court could dismiss the claim or admit it. Management considers that the claim will probably be dismissed by the corresponding courts for deficiency in the filing of the claim. Therefore, we are of the opinion that the risk of significant losses for the Company is not probable at this date.

c)	Performance Bonds and Guarantees

At December 31, 2018, the Group holds current performance bonds and guarantees with a number of financial institutions to secure transactions for US$471.60 million and US$13.9 million, respectively (US$959.70 million and US$202.20 million, respectively, as of December 31, 2017).

19.      DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For  the period ended December 31, 2018,  the  Group has paid dividends to  its non-controlling subsidiaries participate by S/102.80 million (S/42.9 million for the same period in 2017).

20.      DISCONTINUED OPERATIONS

As part of the process of divestments of non-strategic assets initiated by the Company selling its participation in GMD S.A. in 2017; CAM Servicios del Perú S.A., CAM Chile S.A. and Stracon GyM SA were sold, during the year 2018.

a)	CAM Servicios del Perú S.A. y CAM Chile S.A.

On December 4, 2018 the Company signed a purchase-sale agreement for their total share (representing 73.16%) of CAM Servicios del Perú S.A. y CAM Chile S.A. The Group received  for its participation in CAM Chile S.A. and CAM Servicios del Perú S.A. the sums of (i) US$15.78 million (equivalent to S/51.7 million), for the shares issued by CAM Chile S.A. and (ii) US $3.0 for the shares issued by CAM Servicios del Perú S.A., respectively.

The financial performance presented are for the eleven months ended November 30, 2018.

GRUPO CAM
(Net of intercompany transactions)
From January 1 to November 30, 2018
	CAM SERVICIOS	CAM CHILE SPA
	DEL PERU
Revenue	139,088	636,032
Operating costs	(139,836)	(656,513)
Finance costs, net	(1,630)	(14,894)
Operating loss from discontinued activities before taxation	(2,378)	(35,375)
Income tax expense	399	13,240
Loss from discontinued ordinary activities after taxation	(1,979)	(22,135)

Loss from discontinued activities attributable to owners of the Company	(1,448)	(16,194)

Details of the sale of the subsidiary

Revenues from the sale of investments	10,367	51,668
Cost from the sale of investments	(13,080)	(17,208)
Income tax expense on gain	1,628	(4,144)
(Loss) Gain on sale after income tax	(1,085)	30,316

b)	STRACON GyM S.A.

On March 28, 2018, the Company signed an agreement for the sale of the total shares (representing 87.59%) on Stracon GyM. The selling price was agreed at US$76.8 millones (equivalent to S/248.8 million), which was fully paid.

STRACON GyM S.A.
(net of intercompany transactions)
2018
From January 1
to March 31,

Revenue	235,619
Operating costs	(223,306)
Finance costs, net	2,806
Operating profit from discontinued activities before taxation	15,119
Income tax expense	(6,527)
Profit from discontinued ordinary activities after taxation	8,592

Profit from discontinued activities attributable to owners of the Company	7,525

Details of the sale of the subsidiary

Revenues from the sale of investments	248,820
Cost from the sale of investments	(206,925)
Income tax expense on gain	(6,390)
Gain on sale after income tax	35,504

c)	GMD S.A.

On June 6, 2017 the Company signed a purchase-sale agreement for their total share (representing 89.19%) of GMD S.A. The selling price was agreed at US$84.7 million (equivalent to S/269.9 million), which was fully paid.

The financial performance presented are for the five months ended May 31, 2017.

GMD S.A.
(Net of intercompany transactions)
2017
From January 1
to May 31,

Revenue	111,950
Operating costs	(104,600)
Finance costs, net	(2,617)
Income tax expense	4,733
Profit from discontinued ordinary activities after taxation	(1,171)
3,562

Profit from discontinued activities attributable to owners of the Company	3,179

Details of the sale of the subsidiary

Revenues from the sale of investments	269,961
Cost from the sale of investments	(55,913)
Income tax expense on gain	(63,939)
Gain on sale after income tax	150,109

21.      EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On January 29, 2019, the Company have signed a non-binding agreement by which are established in a referential manner the main terms and conditions for which our company could transfer 100% of the shares issued by Adexus S.A. (Chilean subsidiary of Grupo Graña y Montero specialized in information technology services) to Advent Internacional S.A.C. or to an affiliated company. To the date, the parties have started negotiating the transaction documents and are working on the Due Diligence (DD) process.